Mail Stop 4561

February 5, 2007

VIA U.S. MAIL AND FAX (212) 593-5769

Mr. Alan P. Hirmes
Chief Executive Officer and Chief Financial Officer
Related Independence Associates, Inc.
625 Madison Avenue
New York, NY 10022

> **Re: Independence Tax Credit Plus L.P.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 22, 2006**
> **File No. 033-37704**

Dear Mr. Hirmes:

We have reviewed your response letter dated January 29, 2007 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2006

Note 11 – Commitments and Contingencies, page 64

1. We note your response to comment 1. Based on your response, we are still unclear whether you tested the long-lived assets of the Creative Choice Homes II Partnership for impairment in light of the operating losses incurred in 2005 and 2004 and the guidance of paragraph 8e of SFAS 144. Confirm for us that the partnership was tested for impairment at year end, and whether the undiscounted

cash flow analysis indicated that the assets had not been impaired. Include in your response a summary of the assumptions used to perform the test.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz, Jr.
Senior Staff Accountant